Riviera Holdings Corporation
                         2901 Las Vegas Boulevard South
                               Las Vegas, NV 89109




                                                                April 7, 2008



Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

         Re:      Riviera Holdings Corporation
                  Item 4.01 Form 8-K
                  Filed March 31, 2008
                  File No.0-21430

Ladies and Gentlemen:

         The undersigned, Riviera Holdings Corporation (the "Company"), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the "Commission") and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        Very truly yours,

                                        RIVIERA HOLDINGS CORPORATION


                                        By:    /s/Tullio J. Marchionne
                                               --------------------------------
                                               Tullio J. Marchionne
                                               Secretary and General Counsel